

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

January 12, 2017

<u>Via E-mail</u>
Frank V. Saracino
NorthStar HealthCare Income
Chief Financial Officer
399 Park Avenue, 18th Floor
New York, NY 10022

       **Re: NorthStar Healthcare Income, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2015
                Filed March 28, 2016
                File No. 000-55190**

Dear Mr. Saracino:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Sandra B. Hunter

                        Sandra B. Hunter
                        Staff Attorney
                        Office of Real Estate and
                        Commodities